BLACK TITAN CORPORATION

2nd Floor Harbour Centre

159 Mary Street

George Town

Grand Cayman KY1-9006

Cayman Islands

July 17, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Black Titan Corporation
Amendment No. 2 to Registration Statement on Form F-4
Filed July 3, 2025
File No. 333- 287709

Attention: Becky Chow, Stephen Krikorian, Jeff Kauten and Jan Woo

Dear Members of Staff:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant Black Titan Corporation, hereby request acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, July 21, 2025, or as soon as practicable thereafter.

Very Truly yours,

/s/ Brynner Chiam
Brynner Chiam
Brynner Chiam

Cc:	Tahra Wright
Loeb & Loeb, LLP